EARLY WARNING NEWS RELEASE

(Montréal, September 19, 2018) Osisko Gold Royalties Ltd (TSX & NYSE:OR) ("Osisko Gold") announces today that, pursuant to the terms of a private share purchase agreement completed on September 18, 2018, Osisko Gold has acquired direct ownership of an aggregate 10,588,235 common shares at a price of $1.70 per share (the "Shares") of Osisko Mining Inc. (TSX:OSK) ("Osisko Mining") (the "Transaction").

Immediately prior to the closing of the Transaction, Osisko Gold held, directly or indirectly, (i) 32,302,034 common shares of Osisko Mining, representing approximately 15.46% of Osisko Mining’s common shares, and (ii) warrants entitling Osisko Gold to purchase 800,000 common shares of Osisko Mining (the "Warrants"). Assuming the exercise of the Warrants, Osisko Gold would own 33,102,034 common shares of Osisko Mining, representing approximately 15.79% of Osisko Mining’s common shares prior to the closing.

Immediately following the closing of the Transaction, Osisko Gold owns, directly or indirectly, (i) 42,890,269 common shares of Osisko Mining representing approximately 17.89% of the issued and outstanding common shares of Osisko Mining and (ii) the Warrants of Osisko Mining. Assuming the exercise of the Warrants, Osisko Gold would own 43,690,269 common shares of Osisko Mining, representing approximately 18.16% of Osisko Mining’s common shares that would be issued and outstanding.

Osisko Gold acquired the Shares described in this press release for investment purposes and in accordance with applicable securities laws, Osisko Gold may, from time to time and at any time, acquire additional shares and/or other equity, debt or other securities or instruments (collectively, "Securities") of Osisko Mining in the open market or otherwise, and reserves the right to dispose of any or all of its Securities in the open market or otherwise at any time and from time to time, and to engage in similar transactions with respect to the Securities, the whole depending on market conditions, the business and prospects of Osisko Mining and other relevant factors.

A copy of the early warning report to be filed by Osisko Gold in connection with the Transaction described above will be available on SEDAR under Osisko Mining’s profile. This news release is issued under the early warning provisions of the Canadian securities legislation.

About Osisko Gold Royalties Ltd

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. Osisko holds a North American focused portfolio of over 130 royalties, streams and precious metal offtakes. Osisko’s portfolio is anchored by five cornerstone assets, including a 5% NSR royalty on the Canadian Malartic Mine, which is the largest gold mine in Canada. Osisko also owns a portfolio of publicly held resource companies, including a 12.6% interest in Falco Resources Ltd. and a 34.7% in Barkerville Gold Mines Ltd. Osisko’s head office is located at 1100 Avenue des Canadiens-de Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information please contact:
Vincent Metcalfe	Joseph de la Plante
Vice President, Investor Relations	Vice President, Corporate Development
Tel. (514) 940-0670	Tel. (514) 940-0670
vmetcalfe@osiskogr.com	jdelaplante@osiskogr.com